Mail Stop 7010

      June 23, 2005


Mr. Rick A. Serie
Chief Executive Officer and Chief Financial Officer
Great Plains Ethanol, LLC
27716 462nd Avenue
Chancellor, South Dakota 57015

	RE:	Form 10-KSB for the fiscal year ended December 31, 2004
		File No. 0-49779

Dear Mr. Serie:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Comment applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.






Management`s Discussion and Analysis

Indebtedness, page 23

2. Please revise your table of contractual cash obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Financial Statements

Balance Sheet, page F-2

3. Given that your Form 8-K filed on February 10, 2005 indicates that the cash distribution of $2,245,200 was not approved by the Board of
Managers until January 26, 2005, it is not clear why you have accrued for this amount at December 31, 2004. Please advise.

Note 2 - Summary of Significant Accounting Policies, page F-8

4. Please disclose the types of expenses that you include in the cost of revenues line item and the types of expenses that you include in the general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of revenues line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of revenues, please disclose:
* in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
* in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of revenues and others like you exclude a portion of them from gross margin, including them instead in a line item, such as general and administrative expenses.









Shipping Costs, page F-8

5. Please tell us how you concluded that shipping costs arranged by the marketer should be treated as a reduction of the gross sales price in recording revenue. Please also address the following:
* Please confirm that all of your ethanol and by-products are sold by the same marketer;
* Please tell us whether the customers receive invoices with your name on them or with your marketer`s name;
* Please tell us whether the customer thinks that they are buying from you or the marketer;
* Please tell us whether the shipping costs are presented separately on the invoice sent to customers; and
* Please tell us the amount of shipping costs deducted from revenues for each of the 2 years ended December 31, 2004 as well as the three months ended March 31, 2005.

Property and Equipment, page F-10

6. Please separately discuss the types of assets under the Equipment category that fall in each part of the range disclosed.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

							Sincerely,





							Rufus Decker
							Accounting Branch Chief


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Mr. Rick A. Serie
Great Plains Ethanol, LLC
June 23, 2005
Page 1 of 4




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE